Exhibit 11

Computation of Earnings Per Share (1)

Dollars in Thousands, Except Shares and Per Share Data

	Years Ended December 31,
	2003	2002	2001
Net income	$6,287	$4,922	$4,248

Weighted average shares outstanding:
Weighted average shares outstanding	5,998,860	5,998,860	5,998,860
Less: unearned ESOP shares	(299,716)	(340,738)	(383,353)
Less: treasury shares	(2,386,254)	(2,330,734)	(2,084,193)

Basic	3,312,890	3,327,388	3,531,314
Effect of dilutive stock options	232,957	236,866	188,910

Diluted	3,545,847	3,564,254	3,720,224

Net income per share:
Basic	$1.90	$1.48	$1.20
Diluted	$1.77	$1.38	$1.14